PHOTOCHANNEL NETWORKS INC.

BUSINESS ACQUISITION REPORT

FORM 51-102F4

Identity of Company

1.	Name and Address of Company

PhotoChannel Networks Inc.
Suite 590, 425 Carrall Street
Vancouver, BC V6B 6E3

2.	Executive Officer

Robert Chisholm
Chief Financial Officer
Telephone: (604) 893-8955

Details of Acquisition

3.	Nature of Business Acquired

Pixology plc (“Pixology”) was a public company incorporated in England and Wales whose shares were admitted to trading on AIM. Pixology is a provider of software for the digital photography industry and operates a business, parts of which are similar to that of PhotoChannel. Pixology is focused exclusively on this market and has developed software and networks that enable equipment manufacturers and retailers of photofinishing services to substitute the analogue film environment with new digital infrastructure. Pixology’s customers are principally companies located in the United States, Japan and the United Kingdom, and include Costco in the United States, Canada and Mexico, and Tesco, Boots, Asda and Jessop’s in the United Kingdom.

Pixology has two principal product offerings – in store kiosk technology and an online digital printing solution which is similar to the PhotoChannel Network. Pixology’s particular area of expertise is in the delivery of software for in store Kiosks, which enable customers in retail stores to upload their pictures for printing within such retail store, and for ordering gift items for future delivery. Pixology has been providing this service in the retail environment for the past four years. This service is currently provided to a number of retail customers including Tesco, Jessops and Costco.

Pixology also provides an online digital printing solution similar to the PhotoChannel Network called the Pixology Online Photo Center. This service is in its second year of operation. Current customers for this service include Tesco, Asda and Boots in the United Kingdom. This service is not as developed as the PhotoChannel Network. We intend to migrate all of Pixology’s customers to the PhotoChannel Network for this service.

4.	Date of Acquisition

The Company announced that it would take up the Pixology shares effective July 2, 2007, and took control of Pixology on that date.

5.	Consideration

The Company made an all cash offer for all of the issued and to be issued shares of Pixology (the “Offer”) for 40.0 pence per Pixology share (estimated to be Cdn$0.90 per Pixology share based on an exchange rate of $2.26 per each £1 pound sterling). Pixology had 20,273,840 ordinary shares issued and outstanding, and an additional 125,000 shares were issued upon exercise of in the money stock options. The Offer valued the existing issued share capital of Pixology at approximately £8.16 million (approximately Cdn$18,406,000), excluding estimated costs of $1,100,000. The actual amount paid will vary based upon fluctuations in the exchange rate to the date of each take-up of the Pixology shares. As at July 3, 2007, the applicable exchange rate was approximately Cdn$2.15 per each £1 pound sterling, which would result in a reduction to the purchase consideration of approximately $900,000. The Company used available cash reserves to complete the acquisition. A portion of those cash reserves resulted from a private placement completed on March 30 and April 2, 2007, of 4,430,588 units at a price of US$3.40 per unit for aggregate proceeds of approximately US$15,064,000.

6.	Effect on Financial Position

The Company will continue to develop the business of Pixology both in terms of its technology and in terms of its business but does not have any plans or proposals for material changes in the business affairs of Pixology or PhotoChannel at present. The Company intends that the existing fixed assets of Pixology, being primarily intellectual property relating to software and systems and in store kiosks, will continue to be employed and developed within the combined companies. The Company is currently integrating the Pixology kiosk offering with the PhotoChannel Network to provide retailers with a single, integrated solution for both their online and in-store requirements.

Readers are cautioned that the pro forma financial information included in this may not be indicative of future results, and may not necessarily be indicative of the financial position or results of operations which would have resulted had the two been combined on March 31, 2007. Prior to the acquisition, Pixology had announced that it expected to experience a loss of between £1.35 and £1.65 million for the year ending December 31, 2007. We expect to incur a loss relating to Pixology operations of approximately Cdn$425,000 (£200,000) over the three months from the date of the acquisition of Pixology to the end of September, 2007. In the short term, the acquisition of Pixology may have an adverse effect on our earnings, but we expect the acquisition will, over the medium to long term, result in a stronger company. We intend to rationalize operations across both companies, particularly in areas that are duplicated, and expect to obtain cost savings through such rationalization. Initially, the Chief Executive Officer and Chief Technology Officer of Pixology resigned their positions on August 1, 2007. We will also eliminate the current expenses Pixology incurs as a result of being a public company in the United Kingdom, and expect to take advantage of additional cost reductions as management and operational synergies are implemented and realized. In the aggregate, we estimate that those synergies will result in a total cost savings of approximately Cdn$3,000,000 over our fiscal year ending September 30, 2008.

7.	Prior Valuations

There were no valuation opinions obtained by the Company with respect to Pixology or the acquisition.

8.	Parties to the Transaction

The transaction is not with an informed person, associate or affiliate of the Company.

9.	Date of Report

August 31, 2007.

Financial Statements

The following financial statements are included as part of this Business Acquisition Report:

PhotoChannel Networks Inc.

This business acquisition report incorporates by reference the following financial statements of PhotoChannel Networks Inc. included in the Company’s short form base shelf prospectus dated August 10, 2007, relating to the distribution of 9,287,735 Common Shares, available on SEDAR at www.sedar.com (the “Prospectus”):

(i)         Unaudited pro forma balance sheet of the Company as at March 31, 2007; and

(ii)        Unaudited pro forma consolidated statements of operations of the Company for the six-month period ending March 31, 2007 and the year ended September 30, 2006.

Pixology plc

This business acquisition report incorporates by reference the following financial statements of Pixology plc. included in the Prospectus:

(i)        Consolidated audited financial statements of Pixology for the year ended December 31, 2006, including:

(A)        consolidated balance sheet as at March 31, 2007 (unaudited), December 31, 2006 and 2005 (unaudited);

(B)        consolidated statements of operations and deficit for the three month period ended March 31, 2007 (unaudited) and for the years ended December 31, 2006 and 2005 (unaudited);

(C)        consolidated statements of cash flows for the three month period ended March 31, 2007 (unaudited) and for the years ended December 31, 2006 and 2005 (unaudited); and

(D)        auditors report for the consolidated financial statements of Pixology as at and for the year ended December 31, 2006.

The consent of the auditor was not obtained for the inclusion of the financial statements of the Company or of Pixology plc in this business acquisition report.